

November 22, 2023

Chip Baird
Chief Operating Officer
2seventy bio, Inc.
60 Binney Street
Cambridge, Massachusetts 02142

> **Re: 2seventy bio, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 16, 2023**
> **File No. 001-40791**

Dear Chip Baird:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Exhibits 31.1 and 31.2 , page 1

1. We note that the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting even though the transition period that allows for these omissions has ended. Please amend the filing to provide revised certifications. Please also assure that the paragraphs within the certifications are numbered since Item 601(b)(31) states that the certifications must be provided exactly as stated therein. Your section 302 certifications included in your Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2023 should be similarly revised. You may file abbreviated amendments that are limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences